UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 000-55607

First Mining Gold Corp.
(Translation of registrant's name into English)

Suite 2070, 1188 West Georgia Street, Vancouver, B.C., V6E 4A2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of First Mining Gold Corp. (File No. 333-231801).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits	Description
99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021 and 2020
99.2	Management’s Discussion & Analysis For The Three And Nine Months Ended September 30, 2021
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Mining Gold Corp.
(Registrant)

Date: November 10, 2021	/s/ Samir Patel
Samir Patel
General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibits	Description
99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021 and 2020
99.2	Management’s Discussion & Analysis For The Three And Nine Months Ended September 30, 2021
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings